Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

The following is an internal memorandum that was sent to the coaches of The Beachbody Company Group, LLC

TO: Team Beachbody Coaches

FROM: Carl Daikeler, Co-Founder and CEO

RE: Exciting Development for Our Company

Dear Coaches,

I am writing to share some exciting news about our company, as we have taken a significant step forward in our vision to be the premier industry leader in mission-driven digital fitness – offering a comprehensive solution to fitness, nutrition, and wellness. Today, The Beachbody Company – the parent company for all of our corporate assets, announced a transaction that, when completed, will result in us being a publicly traded company!

Before I get into some of the details about what that means, let me make sure you are reading this through the right lens: After this transaction, I will remain the controlling shareholder, CEO, and Chairman of the Board. However, as a result of the type of transaction, we will have additional capital resources to accelerate some very exciting developments in content creation and further expand the brand's visibility. We will also have more opportunities to invest in and fortify our infrastructure, and you will also have the added benefit of representing a company that is more visible and transparent to the marketplace.

As for the details: Technically speaking, we’ve signed a definitive agreement that will combine The Beachbody Company (Beachbody and Openfit) with Forest Road Acquisition Corp., a publicly traded special purpose acquisition company (SPAC) on the New York Stock Exchange (NYSE), and a company called “Myx Fitness,” an at-home connected fitness platform featuring an industry leading bike and home studio. Once this transaction is completed, The Beachbody Company will become publicly listed on the NYSE under the “BODY” ticker symbol. It should be noted that while The Beachbody Company Group will be the parent company, Beachbody and Openfit will continue to operate as separate businesses – and I will also continue my focus as the CEO of Team Beachbody. In addition, Forest Road’s strategic advisor Kevin Mayer, former CEO of TikTok and visionary leader behind Disney+, will join the Company’s Board of Directors.

The transaction will provide the resources to achieve the scale we need to be even more successful at building Team Beachbody and helping more people at any point in their wellness journey, along with significant brand visibility and credibility to drive our growth. It will provide added exposure, increased capital, and add indoor cycling to the variety we offer to BOD subscribers, plus significant new opportunities for you to expand your reach and business to help more people. The addition of MyxFitness and their high-quality stationary cycle will allow Beachbody and Openfit to enter the connected fitness space and bring indoor-cycling content to our digital platforms! (But you’re going to need to wait a little longer for those details…)

One of the realities of this process will be that as the controlling and majority shareholder and Chairman of the Company, I will need to address the media as the CEO of the entire company, not just the Beachbody/Team Beachbody brand. However, my commitment to Team Beachbody and our Coaches is unwavering. My intention is to keep my personal social media channels devoted to supporting coaches and their customers.

The accountability and human element of our business is what I believe differentiates us from our competitors, and your success is and will continue to be my priority. I could not be more thankful for your contribution to Beachbody’s ongoing success. Your hard work and dedication to the Company, our vision, and our goals has been recognized by our entire corporate team and particularly by our new partners at Forest Road who are extremely excited to support everyone’s individual and collective success.

As we go through this process, it’s extremely important to refrain from speaking on behalf of the company to the media, vendors, partners, organizations or individuals.

That said, if you are contacted by media, industry analysts or investors regarding our planned business combination, please direct them to our investor relations agency, ICR, at beachbody@icrinc.com. I will also make myself available on Wednesday morning, February 10, 2021 at 9:00 am PT on the Beachbody Champions Facebook group to answer any questions.

We realize that a decision like this often sparks many questions. A press release with more details will be distributed early tomorrow morning and I encourage you to take time to read it.

We will continue to keep you updated as we advance through this process. In the meantime, keep up the great work and thank you for all that you do!

Sincerely,

Carl

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.